Exhibit.16.1

Auditors’ Letter Regarding Change in Auditor

May 6, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Natura &Co Holding S.A. and, under the date of May 6, 2020, we reported on the consolidated financial statements of Natura &Co Holding S.A. as of and for the years ended December 31, 2019 and 2018. On March 31, 2020, we were formally notified that we were dismissed.

We have read Natura &Co Holding S.A. statements included under Item 16F of its Form 20F dated May 6, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with Natura &Co Holding S.A. stated reason for changing principal accountants.

Very truly yours,

/s/ KPMG Auditores Independentes

São Paulo, Brazil